Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:01 24-Jul-06

RNS Number: 6005G

Wolseley PLC

24 July 2006

NEWS RELEASE

Wolseley announces the conditional acquisition of

DT Group for €1,982 million (£1,353 million)

Offer for DT Group

Wolseley today announces that it has signed an agreement, conditional only upon regulatory approval, to acquire DT Group (formerly known as Danske Traelast), the Nordic region’s leading distributor of building materials, from CVC Capital Partners. Cash consideration of €1,498 million (£1,023 million) representing the equity value of DT Group has been agreed which, including the assumption of net debt as at 30 June 2006 of €484 million (£330 million), gives an enterprise value of €1,982 million (£1,353 million). The acquisition will be financed using debt.

DT Group’s business

DT Group is the leading distributor of building materials for trade professionals and consumers in the Nordic region, with operations in Denmark, Finland, Sweden and Norway. Approximately 80% of its sales are through builders’ merchants to trade professionals, 13% to the DIY market, and 7% to the wholesale market. For the year ended 31 January 2006, DT Group’s audited accounts reported revenue of €2.4 billion (£1.6 billion), EBITDA of €169.5 million (£115.7 million) and EBITA of €141.0 million (£96.2 million). Gross assets, excluding debt, as at 31 January 2006 were €1.1 billion (£773.4 million). The unaudited management accounts for the twelve months to 30 June 2006 show revenue of €2.5 billion (£1.7 billion), EBITDA of €184.7 million (£126.1 million) and EBITA of €157.1 million (£107.3 million).

The business operates from approximately 256 locations across the Nordic region, of which 175 are builders’ merchants, 65 are DIY stores and 16 are wholesale outlets. The company has approximately 8,000 employees.

Management

DT Group’s President and CEO Steen Weirsoe (58) has over 30 years of industry experience and will continue to have responsibility for the business as part of Wolseley’s European division, led by Europe CEO Rob Marchbank. All of the key operational management and staff of DT Group will remain with the business and join the Wolseley Group. In addition, a number of senior management from Wolseley will be assigned to work with the existing management team and assist with the integration into the Group.

Strategic Rationale

The acquisition of DT Group is in line with Wolseley’s strategy of expanding its operations by customer, product and geography. This transaction is particularly attractive as it marks Wolseley’s entry into the Nordic building materials sector and strengthens the Group’s footprint in the European construction materials distribution market.

The construction materials distribution market in this region is worth €30 billion. The market remains fragmented, and with DT Group having less than 10% market share there is good opportunity for growth. The Nordic economies are robust with GDP growth rates that exceed Euro zone averages. In addition, with low forecast unemployment and inflation, the markets look to remain strong going forward.

Acquisition benefits

The DT Group has a strong financial track record with a successful history of organic and acquisitive growth, as well as improved margins and working capital efficiency. In addition to the market’s strong anticipated growth, there are significant opportunities to grow the business, organically, through acquisitions, and through synergy benefits with the Wolseley Group.

Organic initiatives will include continued deeper geographic market penetration and an extension of DT Group’s branch format and product range. By focussing on the ‘branch within a branch’ concept, which has been highly successful elsewhere in the Group, there is an opportunity to extend the range in areas such as plumbing, electrical and insulation.

The combined strength of DT Group’s existing scale and Wolseley’s resources represent a significant opportunity for Wolseley to continue its bolt-on acquisition strategy, to maintain its position as one of the leading consolidators in the European market.

Additional benefits are expected from initiatives in conjunction with Wolseley on purchasing and sourcing, reducing working capital, cost savings in IT and indirect spend, all contributing to enhanced trading margins.

The combined effect of all these initiatives is expected, over time, to generate additional pre-tax earnings in excess of 2% per annum of DT Group’s existing revenues.

Financial effects of acquisition

The acquisition of DT Group is expected to be earnings enhancing from the outset.

The return on gross capital employed (ROGCE) is expected to exceed Wolseley’s pre-tax weighted average cost of capital (WACC) in the first full year following the acquisition and exceed Wolseley’s normal hurdle rate for a strategic acquisition, being an incremental 5% over pre-tax WACC by year five following the acquisition. The acquisition of DT Group will take Wolseley’s gearing to approximately 128% with pro-forma interest cover (before amortisation of intangibles) in excess of 7 times.

Regulatory approval is expected to take up to two months therefore the transaction will not complete until Wolseley’s next financial year (commencing 1 August 2006).

Charles Banks, Group Chief Executive of Wolseley said:

“We are delighted to announce this acquisition, which gives us a major presence in the Nordic region for the first time and significantly broadens our European reach. Already a strong performer, DT Group enhances our position in building materials in Europe and provides a platform for future growth. We look forward to working with the DT Group management and employees as part of the Wolseley Group and to driving the business forward together.”

Note: An exchange rate of £1 = €1.465 and €1 = DKK7.45 has been used throughout this announcement.

Details of Analysts’ Conference Call

There will be an analyst conference call today at 8.15 am (BST):

Dial in number: +44(0)1452 561 263

Pin code: 3479791

Slides to accompany the call will be available from 7.30 am on www.wolseley.com

The call will be recorded and available for playback for 14 days from 1.30 pm today, on the following number:

Replay dial-in number: +44(0)1452 55 00 00

Replay access code: 3479791#

Enquiries:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Advisors

Wolseley has been advised by Lehman Brothers on this transaction. UBS Limited is acting as Corporate Broker to Wolseley on this transaction.

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 70,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

DT Group, (formerly known as Danske Traelast) is the leading distributor of building materials in the Nordic region with sales of €2,359 million (£1.6 billion) for the year ended 31 January 2006. As at 31 January 2006 (being the date of DT Group’s last audited consolidated accounts) the profits attributable to DT Groups assets were €100.7 million (£68.7 million) and the gross assets were €1,133 million (£773.4 million). The Company has three business areas: builders’ merchants (80% of sales), DIY stores (13% of sales) and wholesalers(sales 7%). It is the largest builders’ merchant in Denmark (Stark) and Sweden (Beijer Byggmaterial), the second largest in Finland (Starkki) and a regional leader in Norway (Neumann Bygg). DT Group is also the market leader in the Danish DIY market through the Silvan brand. The company has more than 8,000 employees and 256 outlets, of which 175 are builders merchants, 65 are DIY stores and 16 are wholesale locations.

Background on CVC Capital Partners.

CVC is an independent private equity group, which advises funds of over €16.8 billion in Europe and Asia. Since 1996, CVC has been the most active private equity firm in Europe, with CVC funds investing some US$7 billion in buyout transactions. During this time, CVC funds have also achieved top quartile performance based on independent benchmark analysis undertaken by Cambridge Associates. CVC operates an integrated European network of 12 offices. CVC’s European operations have an experienced team of 62 investment professionals led by 16 partners who are responsible for evaluating investments, providing strategic input to portfolio companies and maintaining a regular dialogue with investors. The current European portfolio totals 41 investments.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’splans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company. No statement in this announcement is intended to be a profit forecast or to imply that the earnings per share of Wolseley for the current or future financial years will necessarily match or exceed the historical or published earnings of Wolseley.

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